Exhibit (a)(22)
IN THE CIRCUIT COURT
FOR BALTIMORE CITY, MARYLAND

CITY OF PHILADELPHIA BOARD	*	Case No.: 24-C-06-001714
OF PENSIONS AND RETIREMENT
Plaintiff	*

v. LAFARGE NORTH AMERICA, INC.	*
et al.
AND	*
EFALAR, INC.
2711 Centerville Road, Suite 400	*
Wilmington, Delaware 19808

SERVE ON:
RESIDENT AGENT:	*
CORPORATION SERVICE COMPANY
2711 Centerville Road, Suite 400	*
Wilmington, Delaware 19808
Defendants	*
************************************	*
LOCAL 66 TRUST FUNDS	*	Case No.: 24-C-06-001840
Plaintiffs

v.	*
LAFARGE NORTH AMERICA, INC.
et al.	*
AND
EFALAR, INC.	*
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808	*

SERVE ON:	*
RESIDENT AGENT:
CORPORATION SERVICE COMPANY	*
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808	*
Defendants
***********************************	*

KENNETH AMRON	*	Case No.: 24-C-06-001624
Plaintiff	*

v. LAFARGE NORTH AMERICA, INC.	*
et al.
AND	*
EFALAR, INC.
2711 Centerville Road, Suite 400	*
Wilmington, Delaware 19808

SERVE ON:
RESIDENT AGENT:	*
CORPORATION SERVICE COMPANY
2711 Centerville Road, Suite 400	*
Wilmington, Delaware 19808	*
Defendants	*
*     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *     *
FIRST AMENDED CLASS ACTION COMPLAINT
     The following is alleged upon information and belief, except for allegations pertaining to plaintiffs, which are based upon personal knowledge:
     1. On February 21, 2006, Lafarge S.A. issued a Tender Offer (the “Tender Offer”) through a wholly owned subsidiary to purchase all of the outstanding common stock of Lafarge North America, Inc. (“Lafarge North America” or the “Company”) it did not already own for $75 per share cash. Lafarge S.A. also intends to follow the Tender Offer with a squeeze out merger to eliminate all minority shareholders of Lafarge North America.
     2. At the time of the Tender Offer, Lafarge North America’s common stock was trading on the open market for approximately $82 per share or some 9.3% higher than the $75 per share Tender Offer price, and it has continued to trade in the range of $82 to $83 per share.

     3. Plaintiffs bring this action on behalf of themselves and all other public shareholders of Lafarge North America who are threatened with the loss of the value of their holdings of Lafarge North America common stock by reason of the Tender Offer.
     4. This action seeks, inter alia, to enjoin Lafarge S.A. from acquiring all the shares of Lafarge North America stock that it currently does not own for inadequate consideration. Lafarge S.A. already owns approximately 53.2% of the Company’s outstanding equity securities. Plaintiffs also seek damages in the event the transaction is consummated.
     5. Moreover, this action seeks to cause defendants Lafarge S.A. and Efalar, Inc. (a wholly owned subsidiary of Lafarge S.A. created for the purpose of making the Tender Offer) to issue a supplemental Schedule TO, including a supplemental Offer to Purchase for Cash, because the Schedule TO and Offer to Purchase for Cash filed by these defendants with the U.S. Securities and Exchange Commission (“SEC”) dated February 21, 2006 (the “Schedule TO” and the “Offer to Purchase,” respectively) contained material misrepresentations and omitted material information in breach of Lafarge S.A.’s fiduciary duties to the Company’s public shareholders.
THE PARTIES
     6. Plaintiffs City of Philadelphia Board of Pensions and Retirement, Local 66 Trust Funds, and Kenneth Amron (“Plaintiffs”) own and have continuously owned shares of the common stock of Lafarge North America since prior to the wrongs complained of herein.
     7. Defendant Lafarge North America is a corporation organized and existing under the laws of the State of Maryland with its principal offices located at 12950 Worldgate Dr., Suite 500, Herndon, Virginia 20170. Lafarge North America is the largest diversified supplier of construction materials in the United States and Canada and does business in the State of Maryland.
     8. Defendant Lafarge S.A. is a French corporation that is the largest holder of Lafarge North America’s outstanding equity securities, and is the controlling shareholder of Lafarge North America. Specifically, Lafarge S.A. currently, directly and indirectly, owns approximately 53.2% of the Company’s outstanding equity securities. Defendant Lafarge S.A.’s headquarters are located at 61 Rue des Belles Fueilles BP 40 — 75782 Paris Cedex 16. Lafarge S.A. is the parent holding company for the Lafarge Group, which consists of all of the operating subsidiaries of Lafarge S.A. Lafarge S.A. is also the corporate parent of defendant Efalar, Inc. through which it has made the Tender Offer.
     9. Defendant Efalar, Inc. (“Efalar”) is a wholly owned subsidiary of defendant Lafarge S.A. and is a Delaware corporation with principal executive office located at 61 Rue des Belles Feuilles, B.P. 75782, Paris Cedex 16, France. On February 21, 2006, Efalar made the Tender Offer on behalf of Lafarge S.A. to acquire all shares of common stock of Lafarge North America. In its Tender Offer, Efalar solicits purchases of stock within the State of Maryland and, accordingly, is subject to the jurisdiction of this court pursuant to the Maryland long-arm statute.
     10. Defendant Marshall A. Cohen (“Cohen”) is, and has been, a director of Lafarge North America since 1991. Cohen is, and has been, an attorney with Cassels, Brock & Blackwell, Barristers and Solicitors since October 1996. The Cassels Brock & Blackwell law firm publicly lists Lafarge Canada Ltd. as one of its corporate clients.
     11. Bertrand P. Collomb (“Collomb”) is, and has been, Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. since January 1989 and August 1989,

respectively. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of the Company and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Collomb has served as a director of the Company since 1985.
     12. Defendant Philippe P. Dauman (“Dauman”) is, and has been, a director of Lafarge North America since 1997. He also is, and has been, the Co-Chairman and Chief Executive Officer of DND Capital Partners, LLC, a private equity firm, since May 2000.
     13. Defendant Bernard L. Kasriel (“Kasriel”) is, and has been, the Vice Chairman of the Board of the Company since May 1996. He also is, and has been, Vice Chairman and Chief Executive Officer of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989, and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Kasriel has served as a director of the Company since 1989.
     14. Defendant Bruno Lafont (“Lafont”) is, and has been, Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. since May 2003. He served as Executive Vice President — Gypsum of Lafarge S.A. from 1998 to May 2003. From 1995 to 1998, he served as Executive Vice President — Finance of Lafarge S.A. Prior to that, Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Lafont has served as a director of the Company since 2003.

     15. Defendant Claudine B. Malone (“Malone”) is, and has been, a director of the Company since 1994. She also is, and has been, the President of Financial & Management Consulting, Inc. since 1982.
     16. Defendant Blythe J. McGarvie (“McGarvie”) is, and has been, a director of Lafarge North America since April 2005. She also serves as President of Leadership for International Finance, a privately held consulting firm where she has served in such capacity since January 2003. From July 1999 to December 2002, Ms. McGarvie was Executive Vice President and Chief Financial Officer of BIC Group, Paris, France and from 1994 to 1999 served as Executive Vice President and Chief Financial Officer of Hannaford Bros. Co., of Portland, Maine.
     17. Defendant James M. Micali (“Micali”) is, and has been, a director of the Company since April 2005. Micali is also a director of Sonoco, along with defendant Kasriel (Lafarge S.A.’s Board Vice Chairman).
     18. Defendant Robert W. Murdoch (“Murdoch”) is, and has been, the Corporate Director of the Company since August 1992. Mr. Murdoch was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. (“LCI”) from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992, and President and Chief Operating Officer of the Company from 1987 to 1989. Murdoch is also a director of Lafarge S.A. Murdoch has served as a director of the Company since 1987.
     19. Defendant Bertin F. Nadeau (“Nadeau”) is, and has been, a director of the Company since 1988.

     20. Defendant John D. Redfern (“Redfern”) is, and has been, a director of the Company since 1983. He is, and has been, the Chairman of the Board of LCI since 1984. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985, and as Chief Executive Officer of LCI from 1977 to 1985.
     21. Defendant Philippe R. Rollier (“Rollier”) is, and has been, President and Chief Executive Officer of the Company since May 2001. He served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Rollier has served as a director of the Company since 2001.
     22. Defendant Michel Rose (“Rose”) is, and has been, a director of the Company since 1992. Also, he is, and has been, Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. since 1989. Rose served as President and Chief Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992.
     23. Defendant Lawrence M. Tanenbaum (“Tanenbaum”) is, and has been, a director of the Company since 2001.
     24. Defendants Cohen, Collomb, Dauman, Kasriel, Lafont, Malone, McGarvie, Micali, Murdoch, Nadeau, Redfern, Rollier, Rose and Tanenbaum are sometimes referred to herein, collectively, as the “Individual Defendants.”

     25. The Individual Defendants, as officers and/or directors of Lafarge North America, stand in a fiduciary position relative to the Company’s public shareholders and owe the public shareholders of the Company the highest duties of good faith, due care and loyalty.
     26. Lafarge S. A., as controlling shareholder of the Company, owes a fiduciary duty to the Company’s public shareholders to not use its controlling position to wrongfully benefit itself at the public shareholders’ expense.
CLASS ACTION ALLEGATIONS
     27. This action is brought as a class action, pursuant to Maryland Rule 2-231, on behalf of all public shareholders of the Company (excluding defendants herein and any person, firm, trust, corporation, or other entity related to, or affiliated with, any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).
     28. This action is properly maintainable as a class action.
     29. The Class is so numerous that joinder of all members is impracticable. There are approximately 33.3 million shares of the Company’s common stock in the public float owned by hundreds, if not thousands, of holders, including plaintiffs. The holders of these shares are geographically dispersed throughout the United States.
     30. There are questions of law and fact which are common to the Class including, inter alia, the following:
          a. whether the proposed transaction is unfair to the Class;
          b. whether plaintiffs and the other members of the Class would be damaged irreparably were the transaction complained of herein consummated;

          c. whether defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the other members of the Class;
          d. whether the Tender Offer documents, including the Schedule TO and Offer to Purchase for Cash, are materially false and misleading;
          e. whether the Tender Offer is coercive; and
          f. whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by defendants.
     31. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of the plaintiffs are typical of the claims of other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs will fairly and adequately represent the Class.
     32. Defendants have acted in a manner which affects plaintiffs and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.
     33. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS
Background
     34. Lafarge North America is the largest diversified supplier of construction materials in the U.S. and Canada. The Company produces and sells cement, ready-mixed concrete, gypsum wallboard, aggregates, asphalt, related products and services. Their products are used in residential, commercial and public works construction projects across North America.
     35. Lafarge North America is part of the Lafarge Group, headed by Lafarge S.A., which held approximately 53 percent of the Company’s common stock on January 31, 2005. The Lafarge Group is a global leader in building materials with top-ranking positions in cement, aggregates, concrete, roofing and gypsum. In addition to the Company’s own operations, it also manages, for a fee, a number of U.S. cement, aggregates and concrete businesses owned by the Lafarge Group under terms set forth in a management agreement that was entered into during 2001.
     36. Lafarge S.A. entered the North American cement market in 1956 when it built a cement plant in British Columbia, Canada. In 1970, LCI, part of the Lafarge Group, acquired Canada Cement Company, then already the largest cement producer in Canada. In 1974, Lafarge S.A. entered the U.S. market, and became the second largest U.S. cement producer by 1981 when it acquired General Portland Inc. A corporate reorganization in 1983 established Lafarge North America as the parent of these operations in Canada and the U.S. In the same year, the Company completed its initial public offering of common stock. Since 1983, the Company has expanded its cement, concrete, aggregates and asphalt operations throughout the U.S. and Canada, added gypsum to its product mix, and achieved an impressive record of growth mainly through acquisitions.

     37. In July of 2000, the Company’s Board of Directors approved the first in a series of stock repurchase plans. The plan approved on July 25, 2000, authorized Lafarge North America and its subsidiary, LCI, to spend up to $100 million to repurchase the Company’s and LCI’s stock over the following 18 months. Under this plan the Company repurchased approximately 3.4 million shares of its common stock.
     38. On May 7, 2003, the Board of Directors of Lafarge North America authorized another stock repurchase plan that would expire in December of 2004. Under this program, the Company was allowed “to buy back up to $50 million of [its] Common Stock from time to time on the market or through privately negotiated transactions. For the year ended December 31, 2004, [the Company] repurchased approximately 1.1 million shares of Common Stock at an average cost of $46.65 per share.”
     39. In November of 2004, the Company’s Board of Directors authorized another stock repurchase program to take effect on January 1, 2005. Under the new plan, “the [C]ompany, at management’s discretion, is authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31,2005.”
     40. In its Form 10-K for the year ended December 31, 2004, Lafarge North America reported strong sales and earnings:
This was a record year for us in sales and earnings. Our operating results benefited from stronger economic fundamentals as well as good operating performance. Sustained construction activity in both the U.S. and Canada, helped by robust economic growth and continued low interest rates, led to strong demand levels in most of our markets. In addition, favorable weather both at the beginning and end of the year resulted in strong volumes in the first and fourth quarters, typically low seasons in the construction business. Pricing trends continued to be positive, and successful price increases in most of our product lines were achieved in the majority of our markets.
* * *

Net income from continuing operations in 2004 was $295.5 million, or $3.86 per diluted share, including several unusual items that contributed a net benefit of $0.03 per diluted share. These unusual items included a tax benefit of $6.3 million ($0.08 per diluted share), interest income of $4.9 million ($3.2 million after taxes or $0.04 per diluted share) associated with an income tax receivable partially offset by legal expenses of $10.6 million ($6.9 million after taxes or $0.09 per diluted share) related to settled litigation in our cement segment. The results of the year compare with an income of $217.4 million, or $2.93 per diluted share in 2003 which included a gain of $31.2 million ($18.9 million after taxes or $0.25 per diluted share) from the sale of one of our cement terminals, partially offset by $7.6 million ($0.10 per diluted share) associated with provincial tax changes legislated in both Ontario and Alberta as well as the higher tax rate applicable to the sale of the Detroit cement terminal.
We closed the year in strong financial condition. At the end of the year, total debt net of cash, cash equivalents and short-term investments was negative $24.7 million compared with positive $17.9 million in 2003. Our total debt was $827.3 million as of December 31, 2004 compared with $717.2 million at the end of 2003. Cash, cash equivalents and short-term investments were $852 million at the end of the year compared to $699.2 million at the end of 2003. Reported cash flow from operations was $331 million compared with the $406 million in 2003, reflecting our decision to make additional cash contributions in 2004 to pre-fund certain pension plans (reducing the comparative cash flows by approximately $48 million) and decreasing the amount of securitized receivable financing (reducing the comparative cash flows by approximately $87 million).
     41. On April 26, 2005, Lafarge North America reported its 2005 first quarter earnings:
Lafarge North America Inc., the leading supplier of construction materials in the U.S. and Canada, today reported a first-quarter net loss of $188.5 million, or $2.51 per share diluted. Excluding a previously announced one-time tax charge of $115.7 million, or $1.54 per share diluted, associated with the company’s decision to repatriate $1.1 billion of cash from the company’s Canadian subsidiary, the net loss during the quarter was $72.8 million, or $0.97 per share diluted. The results compare with a first quarter 2004 net loss of $70.8 million, or $0.96 per share diluted.
Every year, Lafarge North America normally reports a loss in the first quarter because its business activity slows during the winter months. On average, only about 15 percent of the company’s annual sales are realized during the first three months of the year. In addition, the company performs most of its major plant maintenance during this time.

“We expect the strong market conditions we experienced last year to continue in 2005, and we increased spending this quarter to prepare our aggregates and cement facilities in anticipation of higher sales,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “We believe these actions will allow us to better serve our customers and take advantage of the favorable market environment in the coming months.”
Consolidated net sales were $577 million, up 13 percent over the same period in 2004. Excluding a favorable Canadian exchange rate effect, net sales were 10 percent higher than last year. U.S. net sales increased 18 percent compared with last year, while Canadian sales increased 7 percent in local currency. The strengthening of the Canadian dollar negatively affected operating income during the quarter by $4.7 million, or $0.04 per share diluted.
* * *
     Stock Repurchase Plan
In November 2004, the Board approved a new stock repurchase plan that took effect on January 1, 2005. Under the new plan, the company, at management’s discretion, is authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005. During the first quarter 2005, the company repurchased 66,000 shares of stock for a total of $4 million at an average price of $60.47 per share.
     42. On July 26, 2005, Lafarge reported its 2005 second quarter earnings, again touting that its operating income and sales had increased compared its second quarter results in 2004:
Lafarge North America Inc., the leading supplier of construction materials in the U.S. and Canada, today reported second-quarter 2005 net income of $142.9 million, or $1.81 per share diluted. During the quarter, the company adjusted the tax liability associated with its repatriation of cash to the U.S. from Canada in response to new guidance issued by the Internal Revenue Service, resulting in a credit of $12.9 million, or $0.17 per share diluted. Excluding the effect of this item, net income for the quarter was $1.64 per share diluted, compared with adjusted net income of $1.36 per share diluted in the second quarter of 2004 (see table below for reconciliation).
Operating income for the quarter was $208.2 million, up $40 million, or 24 percent, compared with the year-ago quarter as continued strong volumes in most markets and higher prices in all product lines positively affected earnings. The strengthening of the Canadian dollar contributed $6.4 million to operating income during the quarter. However, diesel, gas and coal costs were $13.3 million higher in the quarter compared with the same period a year ago.
“As we had anticipated, we had exceptionally strong sales this quarter — in fact, demand for cement exceeded the record levels established last year,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “Prices during the quarter were also favorable, and our market outlook for the balance of the year is optimistic. Although we are facing cost pressures and stretching our production and distribution capabilities to meet higher demand, our results this quarter were excellent, and we will continue to do whatever is necessary to meet the needs of our customers.”
Consolidated net sales were up 19 percent over last year to $1.17 billion. Excluding the favorable Canadian exchange rate effect, net sales were 15 percent higher than last year. U.S. net sales increased 19 percent compared with last year, while Canadian sales increased 9 percent in local currency.
In the same press release, Lafarge North America reported that the stock repurchase plan that the Board of Directors had authorized in November of 2004 would be expanded:
Stock Repurchase Plan Expanded
In November 2004, the Board of Directors approved a stock repurchase plan that took effect on January 1, 2005. Under the plan, the company, at management’s discretion, was authorized to spend up to $60 million to repurchase its common stock from time to time in the market or through privately negotiated transactions through December 31, 2005. During the first half of 2005, the company repurchased 572,000 shares of stock at an average price of $59.05 per share for a total of $33.8 million.
At its meeting today, the Board of Directors approved a $40 million increase in the current stock repurchase plan to take effect on July 26, 2005. Under the expanded plan, the company is authorized to spend up to $100 million to repurchase its common stock through December 31, 2005.
     43. On November 7, 2005, Lafarge North America released its 2005 third quarter earnings boasting of sales increases for the quarter and year to date:
Lafarge North America Inc., the leading supplier of construction materials in the U.S. and Canada, today reported third-quarter 2005 net income of $172.1 million, or $2.17 per share diluted, compared with net income of $165.6 million, or $2.16 per share diluted in the third quarter 2004. The results for the third quarter 2004 include $2.3 million, or $0.02 per share diluted, related to litigation expenses from a settled case in our cement segment (see table below for reconciliation).

Operating income for the quarter was $278.5 million, up $12.3 million, or 5 percent, compared with the year-ago quarter, reflecting the contribution of higher prices in all product lines and continued strong performance in the gypsum segment. The strengthening of the Canadian dollar contributed $11 million to operating income during the quarter. Increased energy prices negatively affected operating income by $19.4 million during the quarter compared with the same period last year. Increased production costs, the impact of Hurricane Katrina, and softness in several markets held back growth in operating income during the quarter. Selling, general and administrative expenses were also higher, reflecting planned investments in an Enterprise Resource Planning system that will allow the company to manage its operations more efficiently across its many locations.
“Our volumes year-to-date remain ahead of 2004 record levels, although demand in some markets was weaker during the quarter,” said Philippe Rollier, president and chief executive officer of Lafarge North America. “Increased inflation, reduced cement plant production, and weather disruptions offset the gains we wanted to achieve this quarter. However, our pricing performance continues to be strong, and we expect to deliver strong earnings growth this year.”
Consolidated net sales during the quarter were $1.4 billion, up 12 percent over record sales in the same quarter last year. Excluding the favorable Canadian exchange rate effect, net sales were 8 percent higher than the same period last year.
In this earnings release, the Company also reported that another stock repurchase plan would be implemented at the expiration of the 2005 plan:
Stock Repurchase Plan
In July 2005, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005. Under the expanded plan, the company is authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the first nine months of 2005, the company repurchased 988,000 shares of stock for a total of $61.4 million at an average price of $62.10 per share.
On November 4, 2005, the Board approved a share repurchase program to commence on January 1, 2006, and expire on December 31, 2006. Under this new program, the company is authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions.

     44. On January 31, 2006, Lafarge North America released its 2005 fourth quarter and year end earnings with increases in both sales and operating income for the quarter and year end:
Lafarge North America, the leading supplier of construction materials in the U.S. and Canada, today reported net income in the fourth quarter of $144.6 million, or $1.84 per share diluted. These results include a tax credit of $32 million, or $0.41 cents per share diluted, associated with the repatriation of cash from Canada to the U.S. Excluding this credit, fourth-quarter 2005 earnings were $1.43 per share diluted, up 20 percent compared with $1.19 per share diluted on a comparable basis in the year-ago quarter (see table below for reconciliation).
“We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business,” said Philippe Rollier, president and chief executive officer. “We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
The strengthening of the Canadian dollar contributed approximately $4.1 million to operating income during the quarter. Net sales for the quarter were up 14 percent to $1.1 billion. Excluding the strengthening of the Canadian dollar, net sales were 12 percent higher than last year.
During the quarter, the company completed the repatriation of approximately $1.1 billion in cash from Canada. Tax expenses during the quarter were reduced by $32 million as a result of adjustments made to the company’s tax liability associated with the repatriation.
* * *
     Consolidated Year-End Results
* * *
Lafarge North America closed the year in very strong financial condition. Including cash, cash equivalents, and short-term investments of $691.9 million, net debt totaled $84.2 million as of December 31, 2005. Net debt increased by $108.9 million during the twelve months ending December 31, 2005, as a result of higher capital spending and increased stock repurchases.
Outlook
Although visibility is limited this early in the year, the company anticipates overall modest volume growth in 2006 with uneven demand patterns across its regional markets. The company also expects continued favorable pricing in most markets during 2006. An additional cement price increase of approximately $10 per ton in local currency went into effect in U.S. and Canadian markets on January 1, 2006.
Market analysts forecast that energy and freight prices will continue to increase, although at a slower rate than during 2005. The company expects pension and other post-retirement costs to increase by $14 million to $17 million in 2006 compared with 2005. As of January 1, 2006, the company began to expense stock-based compensation in accordance with a new accounting standard and expects this non-cash expense to be between $15 million and $18 million in 2006.
* * *
Stock Repurchase Plan
In July 2005, the Board approved a $40 million increase to its previous stock repurchase plan, effective July 26, 2005. Under the expanded plan, the company was authorized to spend up to $100 million to repurchase its common stock through December 31, 2005. During the fourth quarter, the company repurchased 680,340 shares of stock for a total of $38.6 million at an average price of $56.80 per share. During the full year of 2005, the company repurchased 1,668,340 shares of stock for a total of $100 million at an average price of $59.94 per share.
On November 4, 2005, the Board approved a share repurchase program that commenced on January 1, 2006, and will expire on December 31, 2006. Under this new program, the company is authorized to repurchase up to $100 million of its common stock from time to time in the market or through privately negotiated transactions.
     45. As disclosed in Lafarge North America’s most recent Form 10-K filed on March 1, 2006, the Company maintains a number of business relationships with the Lafarge Group, controlled by Lafarge S.A., and the Company depends on its relationship with the Lafarge Group for several material aspects of its business. Among other things, Lafarge North America disclosed under “Item 1. Business” of Part 1 of its Form 10-K:
Company Profile
* * *
Performance: We combine the global capabilities of the Lafarge Group with our own to manage each of our local businesses through our highly developed, proprietary programs designed to improve performance. Each of our product lines employs a specific, well-documented program designed to drive superior performance and ongoing operating improvements. These programs allow us to use the same systematic management approach at each of our locations, focusing our people on the same priorities and using proven models and management techniques. We strive to focus on customer orientation and competing based on value. Through this approach, we believe we can create additional value for our customers, differentiate our product-service offering, and increase our profitability.
Other Factors
* * *
Research and Development Activities. In 2005, we spent $7.1 million in research and development costs, including $4.7 million paid to the Lafarge Group pursuant to agreements we have with them. We have access to the Lafarge Group’s state-of-the-art research and development resources and the Lafarge Group shares with us its new product developments and enhancements for each of our product lines through, in part, agreements by which we share certain costs for research and development, strategic planning and marketing. We also conduct cement research and development activities at our laboratory in Montreal, Canada, which we believe is one of the largest private laboratories in the North American cement industry. Also, our subsidiary, Systech, performs research and development focused on increasing utilization of alternative fuels.
* * *
     Managed Assets
We continue to manage and operate certain U.S. cement, aggregates and concrete businesses owned by the Lafarge Group as a result of its 2001 acquisition of U.K.-based Blue Circle Industries PLC. For managing these businesses we receive $12 million annually plus potential incentives for improving their operating results. As of December 31, 2005, these businesses include 5 full production cement manufacturing plants, 15 cement terminals, 1 slag grinding facility, 15 aggregate-producing pits and quarries, 91 ready-mixed concrete plants and 7 concrete block plants which we manage in conjunction with our own to maximize the efficiency of our respective operations.
We are reimbursed our direct costs and expenses for managing these businesses, as well as for the selling, general and administrative costs allocated to them. We are also reimbursed for payroll and other related costs and expenses we incur associated with the employees who operate the managed assets. If our agreement with Lafarge S.A. to manage these businesses terminates, these employees are to be returned to the employment of the Blue Circle entities and we are to be reimbursed for any cost, expense or financial consequence arising from the structural separation of our respective operations.

As further disclosed in Lafarge North America’s most recent Form 10-K filed on March 1, 2006, the Company achieved record results in the year 2005, and ended the year with especially strong results. As stated in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations, Summary of 2005 Results and Outlook:”
We continued the pace of solid earnings growth that we have seen during the past few years. We achieved record sales and operating income this year, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America. We experienced a strong finish to the year in our cement business, solid pricing gains in most of our product lines and our gypsum business continued its excellent performance. Our operating results benefited from steady economic expansion in many of our markets, but were adversely affected by high energy prices experienced during 2005 especially in the aftermath of Hurricane Katrina.
Overall, our income before redeemable preferred shares dividends, interest and income taxes reached a record $565.2 million, an 18 percent increase over 2004, with strong volumes for cement, gypsum and asphalt. The Canadian dollar favorably contributed $16.8 million to our 2005 operating income. Energy and fuel cost pressures intensified during the year, with our direct energy costs up $65 million compared to last year. In addition, expenses associated with the continued implementation of our ERP system increased by approximately $30 million, and pension and other postretirement expenses were up $13.4 million compared with 2004. Finally, Hurricane Katrina adversely impacted our 2005 results by approximately $7 million due to clean up costs, lost sales, shipping logistics and damages to plants and equipment.
Net income in 2005 was $271.0 million, or $3.43 per diluted share. These results include a tax charge of $70.7 million, or $0.90 per diluted share, associated with our decision to repatriate approximately $1.1 billion from our Canadian subsidiary in 2005. In 2004, several unusual items contributed a net benefit of $0.03 per diluted share. These unusual items included a tax benefit of $6.3 million ($0.08 per diluted share), interest income of $4.9 million ($3.2 million after taxes or $0.04 per diluted share) associated with an income tax receivable partially offset by legal expenses of $10.6 million ($6.9 million after taxes or $0.09 per diluted share) related to settled litigation in our cement segment. ...
Our financial position at year end 2005 continues to be very strong. Total debt net of cash, cash equivalents and short-term investments was positive $84.2 million in 2005 compared to negative $24.7 million in 2004. Our total debt was $776.1 million as of December 31, 2005 compared with $827.3 million at the end of 2004. Cash, cash equivalents and short-term investments were $691.9 million at the end of the year compared to $852.0 million at the end of 2004. Reported cash flow from operations was $428.9 million compared with the $331.1 million in 2004.
Looking forward to 2006, we are optimistic that we will continue to show solid year-over-year earnings growth. We expect pricing to continue to be the most significant lever on profit growth for the year. We raised cement prices by approximately $10 per ton in local currency across our markets on January 1, 2006. We have also announced a second price increase in many of our U.S. markets of $3 to $5 per ton effective July 1, 2006.
     46. Several of the members of the Company’s Board of Directors also have a direct relationship with Lafarge S.A., as disclosed in the most recent Proxy Statement dated March 15, 2005:
BERTRAND P. COLLOMB, Chairman of the Board of the Company and Chairman of the Board of Lafarge S.A. Mr. Collomb, age 62, has served as Chairman of the Board of the Company since January 1989 and as Chairman of the Board of Lafarge S.A. since August 1989. He served as Chief Executive Officer of Lafarge S.A. from August 1989 through May 2003. He served as Vice Chairman of the Board and Chief Operating Officer of Lafarge S.A. from January 1989 to August 1989. He was Vice Chairman of the Board and Chief Executive Officer of Lafarge North America Inc. and Senior Executive Vice President of Lafarge S.A. from 1987 until January 1989. Mr. Collomb is also a director of Vivendi Universal, Atco Ltd. and Total Fina Elf, as well as a member of the Supervisory Board of Allianz AG and the Advisory Board of Unilever N.V. Mr. Collomb has served as a director of the Company since 1985.
* * *
BERNARD L. KASRIEL, Vice Chairman of the Board of the Company and Vice Chairman and Chief Executive Officer of Lafarge S.A. Mr. Kasriel, age 58, was elected to his current position in May 1996. He has served as Vice Chairman of Lafarge S.A. since January 1995. He served as Chief Operating Officer of Lafarge S.A. from January 1995 through May 2003, when he was appointed Chief Executive Officer of Lafarge S.A. He also served as Managing Director of Lafarge S.A. from 1989 to 1994, Senior Executive Vice President of Lafarge S.A. from 1987 to 1989 and Executive Vice President of Lafarge S.A. from 1982 until March 1987. Mr. Kasriel is also a director of Sonoco Products Company. Mr. Kasriel has served as a director of the Company since 1989.
BRUNO LAFONT, Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Mr. Lafont, age 48, served as Executive Vice President - Gypsum of Lafarge S.A. from 1998 to May 2003, when he was appointed Chief Operating Officer. From 1995 to 1998, he served as Executive Vice President -

Finance of Lafarge S.A. Prior to that, Mr. Lafont served in a variety of financial and managerial positions with Lafarge S.A. after joining Lafarge S.A. in 1983 as an internal auditor. Mr. Lafont has served as a director of the Company since 2003.
* * *
ROBERT W. MURDOCH, Corporate Director. Mr. Murdoch, age 63, was formerly President and Chief Executive Officer of the Company from January 1989 to August 1992, President and Chief Executive Officer of Lafarge Canada Inc. from 1985 to 1992, Senior Executive Vice President of Lafarge S.A. from August 1989 to September 1992 and President and Chief Operating Officer of the Company from 1987 to 1989. Mr. Murdoch is also a director of Lafarge S.A., Sierra Systems Group Inc., Lallemand, Inc., and Timberwest Forest Products Corp. Mr. Murdoch has served as a director of the Company since 1987.
* * *
JOHN D. REDFERN, Chairman of the Board of Lafarge Canada Inc. Mr. Redfern has served as Chairman of the Board of Lafarge Canada Inc. since 1984. Mr. Redfern served as Vice Chairman of the Board of the Company from January 1989 to May 1996, as Chairman of the Board of the Company from 1985 until January 1989, as President and Chief Executive Officer of the Company from 1983 until 1985 and as Chief Executive Officer of Lafarge Canada Inc. from 1977 to 1985. Mr. Redfern, age 69, has served as a director of the Company since 1983.
PHILIPPE R. ROLLIER, President and Chief Executive Officer of the Company since May 2001. Mr. Rollier, age 62, served as Regional President of Lafarge S.A. — Central Europe and CIS for Cement, Aggregates and Concrete from 1995 to 2001 and has served as Executive Vice President of Lafarge S.A. since 1999. Mr. Rollier is also a director of Moria S.A. Mr. Rollier has served as a director of the Company since 2001.
MICHEL ROSE, Senior Executive Vice President and Co-Chief Operating Officer of Lafarge S.A. Mr. Rose has served as Senior Executive Vice President of Lafarge S.A. since 1989. Mr. Rose, age 62, served as President and Chief Executive Officer of the Company from September 1992 until September 1996. He served as Chairman and Chief Executive Officer of Orsan S.A., a subsidiary of Lafarge S.A., from 1987 to 1992. Mr. Rose has served as a director of the Company since 1992.
     47. Given the interrelatedness in the operations of the Lafarge Group and Lafarge North America, it is difficult to assess the true operating performance of Lafarge North America.

The Tender Offer
     48. Before the open of the U.S. securities markets on February 6, 2006, Lafarge S.A. issued a press release, announcing that it had delivered to the Board of Directors of Lafarge North America notice of its intention to commence a tender offer for all outstanding shares of common stock of Lafarge North America not owned by Lafarge S.A. or its affiliates.
     49. In the February 6, 2006, press release, Lafarge S.A. stated it would “offer Lafarge North America shareholders US$75 in cash for each Lafarge North America share they hold.” Lafarge S.A. stated that it “intends to commence the contemplated tender offer within two weeks.”
     50. Defendant Lafont, in his capacity as Lafarge S.A.’s CEO, was quoted in the press release promoting the Tender Offer as a wonderful opportunity for the Lafarge North America shareholders:
“Lafarge’s offer to acquire the minority shares of Lafarge North America represents a unique opportunity for Lafarge North America shareholders to realize the value of their shares at a significant premium to Lafarge North America’s current and recent stock price. The successful completion of our tender offer will also benefit Lafarge and its shareholders.
“This transaction makes strategic sense for Lafarge, because it will enable us to pursue business and growth opportunities in North America even more effectively. It makes operational sense, because it will streamline and accelerate decision-making, free of the complexity of operating through a partially owned, publicly traded subsidiary. And it makes financial sense, because it will enable us to improve the use of free cash flow at Group level and should be immediately accretive to our earnings per share.
“In short, this is a ‘win-win’ transaction for the shareholders, the customers and the employees of both companies,” Bruno Lafont said.
     51. According to the press release from Lafarge S.A., the Tender Offer will be conditioned on “the tender of a majority of the shares not held by Lafarge and its affiliates and the ownership by Lafarge [S.A.] of at least 90% of the outstanding shares.” Lafarge S.A. went on to say that any shares that are not tendered will “be acquired in a subsequent merger at the same price as the tender offer.”
     52. Lafarge North America issued a press release later in the day on February 6, 2006, confirming its Board of Director’s receipt of the proposed Tender Offer from Lafarge S. A. The press release indicated that Lafarge North America’s Board of Directors (the “Board”) would review the proposal and make a recommendation to Lafarge North America shareholders; however, there was no mention of the Board forming a Special Committee of board members not affiliated with Lafarge S.A.
     53. On February 7, 2006, The Wall Street Journal ran an article suggesting that, because the Company’s stock price was trading above the offering price, investors were expecting a higher offer: “In 4 p.m. New York Stock Exchange composite trading yesterday, shares of Lafarge North America jumped $17.89, or 28%, to $82.14, suggesting some investors are looking for a higher offer.” One analyst noted that this was an excellent move for Lafarge S.A. “as it will enable Lafarge to gain full control of one of its best-performing subsidiaries.”
     54. On February 8, 2006, after, inter alia, Plaintiff Amron filed his initial complaint, Lafarge North America issued a press release announcing that its Board had established a Special Committee to review the Lafarge S.A. offer. Among the Board members appointed to the Special Committee was John D. Redfern, former CEO and Chairman of Lafarge North America, and Cohen, whose law firm represents Lafarge Canada Ltd.
     55. On February 21, 2006, Lafarge S.A., through Efalar, issued its Offer to Purchase all of the outstanding common stock of Lafarge North America, Inc. that it did not already own for $75.00 net per share cash. The Tender Offer provides, inter alia:

          a. That it is conditioned on Lafarge’s ownership of 90% of the issued and outstanding common stock and certain exchangeable preference shares upon completion of the Tender Offer on March 20, 2006 and Lafarge’s purported ability to affect a short-form merger thereafter under Maryland law.
          b. The short-form merger contemplated by Lafarge would not allow any appraisal rights by non-tendering shareholders pursuant to Title 3, Subtitle 2 of the Maryland General Corporation Law (“MGCL”). These minority shareholders would be deprived of the true value of their investments and holdings in Lafarge North America as a result of the forced majority squeeze-out.
          c. The federal securities laws require Lafarge North America Board and its Special Committee to respond within ten (10) business days from the date of the Tender Offer (i.e., by March 7, 2006) and to state the Board’s position with respect to the Tender Offer, if any. The Board, through its counsel, requested an extension of this ten day time period to be able to fully study and evaluate the unsolicited tender offer. That request, however, was denied by Lafarge S.A. and Efalar.
          d. That Lafarge S.A. had not obtained any fairness opinion with respect to the fairness of its terms to the Company’s minority shareholders and, indeed, has refused to disclose its valuation for Lafarge North America as a going concern. Instead, Lafarge S.A. misleadingly claims that determination of a “liquidation appraisal” is not appropriate because Lafarge S.A. will not liquidate the Company.
     56. The purpose of the Tender Offer and back-end merger is to enable Lafarge S.A., through Efalar, to acquire one hundred (100%) percent ownership of Lafarge North America and its valuable assets for its own benefit at the expense of Lafarge North America’s public stockholders who, for inadequate consideration, will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability — in light of its continued growth in sales and profits.
     57. The Tender Offer, by its terms and its substance is not predicated on any notion of fairness to the minority shareholders of Lafarge North America. Despite the Tender Offer price of $75 share, the Company’s stock remains at or around the $82 to $83 per share level, the impartial market’s current valuation for the Company’s common stock not already owned by Lafarge S.A. The price of $75 per share is unfair and inadequate because, among other reasons:
          a. Lafarge S.A. dominates and controls the financial, business and corporate affairs of Lafarge North America, and because the Individual Defendants hold executive and director positions within Lafarge North America, defendants are in possession of private corporate information concerning the Company’s assets, businesses and future prospects, and there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Lafarge North America which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of other means of maximizing stockholder value;
          b. Lafarge S.A. dominates the voting power of Lafarge North America’s outstanding equity securities, and it is therefore unlikely that any party will make a competing bid to acquire the Company;
          c. Over the last 52 weeks before Lafarge S.A. announced the tender offer, Lafarge North America common stock has traded as high as $70.47 per share, which meant that the offer price of $75 per share was only a mere 6.4% premium. Since the announcement of the Tender Offer, the stock has traded approximately 10% higher than the $75 per share offer price.

On March 3, 2006, Lafarge N.A. stock was trading in the range of $82.90 per share, meaning that the offer price is just 90% of the market price of the stock;
          d. Lafarge North America has been trading close to the level of its book value and cash per share, and the offer price of $75 per share does not adequately take into account the significant value of Lafarge North America’s technologies and/or patents; and
          e. The offer price of $75 per share does not adequately reflect the expected growth in the Company’s profitability, in light of its continued growth in sales and profits.
          f. As detailed below, on February 16, 2006, the Company informed Lafarge S.A. by letter that it was expecting to exceed its 2006 Budget numbers which had just recently been formulated and which had been very positive. Notwithstanding the foregoing, the projections used by Lafarge S.A. for the Company in formulating its Tender Offer was based on a discount to the original 2006 Budget numbers sent to it by Company management. The Tender Offer price was thus reached using stale projections.
          g. As detailed below, recent projections by various securities analysts following Lafarge North America based on the Company’s own publicly announced financials and projections, as well as industry-wide projections and statements by the Company’s competitors, are far more optimistic about the Company’s and the North American marketplace’s future prospects than those used by Lafarge S.A.’s financial advisors in formulating the Tender Offer.
          h. In October, 2005, just one month prior to engaging its financial advisors, Lafarge S.A. announced that it would have trouble meeting its full-year profit target as a result of a decline in North American demand. This announcement sent Lafarge North America’s stock price lower by 9.2%, as compared to the Bloomberg Europe index, which was flat, and

Bloomberg US index, which fell 2.1%. The Company’s stock price eventually recovered, in line with the US index, but from a lower base. Given the favorable 4Q results for Lafarge North America, as well as the Company’s recent announcement that its earnings would exceed the 2006 budget numbers, it appears that the announcement made by Lafarge S.A. in October was an opportunity to depress the Company’s stock price prior to its subsequent Tender Offer.
          i. The analyses of the financial advisors used by Lafarge S.A. in making the Tender Offer are flawed because they rely on comparisons of Lafarge North America to European rather than North American companies. As described below, at least according to independent financial analysts following the Company, Lafarge North America has exposure to markets more similar to other U.S. and North American peers rather than European peers.
          j. The emphasis by Lafarge S.A.’s financial advisors on the fact that the Company had lower total shareholder returns than other U.S. building material companies, among other comparables, is flawed in that it ignores that, unlike most other U.S. building companies, the Company is a majority-controlled company which explains such lower comparables. Thus, the analyses purportedly used by Lafarge S.A. in justifying the Tender Offer price are flawed for this reason as well.
          k. The analyses of the financial advisors used by Lafarge S.A. in making the Tender Offer of the premiums paid in precedent transactions by controlling shareholders are incomplete, and, thus of limited utility, because, while they purport to show implied multiples, they do not show transaction multiples for precedent transactions, nor do they contain multiples, there is not enough detail provided to verify the summary results, nor do they provide transaction multiples for precedent industry transactions, as described below.

     58. The Tender Offer is also coercive in various respects. Lafarge sought to coerce the Special Committee and the Company’s shareholders. First, the Special Committee requested a delay in the issuance of the tender offer for 30 days, which request was denied by Lafarge S.A. Second, the Special Committee requested additional time from Lafarge S.A. to undertake its analysis and submit a recommendation to shareholders. Until March 6, 2006, Lafarge S.A. had refused the request for Lafarge S.A. and Efalar to keep the Tender Offer open for an additional period of time, and on that date agreed only to a two-week extension, the minimum time the Special Committee had told Lafarge S.A. it needed. By squeezing the Special Committee’s time to make a fully informed recommendation to shareholders, Lafarge S.A. and Efalar sought to coerce the Special Committee, and the Company’s shareholders, into accepting the Tender Offer as issued. And there is no assurance that the two-week extension of the time to keep the Tender Offer open, as disclosed on March 6, 2006, as more fully described below, is sufficient. Third, as set forth in the Offer to Purchase (page 5), Lafarge S.A. and Efalar expressly warn the Company’s shareholders as follows:
If the [second-step] merger does not take place, however, the number of shareholders and the number of shares of Company common stock that are still in the hands of the public may be so small that Company common stock may not be eligible to trade on the New York Stock Exchange and the Toronto Stock Exchange, and there may not be any public trading market for Company common stock. Also, the Company may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly-held companies.
In other words, defendants Lafarge S.A. and Efalar warned and threatened the minority shareholders that if they do not tender their shares into the Tender Offer, they risk holding illiquid securities and receiving no further SEC disclosures from the Company which places extraordinary pressure on the Company’s minority shareholders to tender their shares even if they believe the offer price is unfair and inadequate.

COUNT I (Breach of Fiduciary Duty)
     59. Plaintiffs reallege as if fully restated herein all factual allegations contained in the preceding paragraphs.
     60. Lafarge North America’s Board, including those members who are directly affiliated with, and controlled by, Lafarge S.A., has also been authorizing the Company to repurchase its shares on the open market, apparently to pave the road for this Tender Offer from Lafarge S.A. Indeed, through this ambitious, ever-increasing repurchase program, the Board and the Company have made it far cheaper for Lafarge S.A. to acquire the outstanding shares of Lafarge North America it does not own because there are now far less such shares to purchase.
     61. Under the circumstances, the Company’s Board cannot be expected to protect the Company’s public shareholders in transactions which benefit Lafarge S.A. at the expense of the Company’s public shareholders, as exemplified by the proposed transaction.
     62. The Schedule TO, including the Offer to Purchase, is materially misleading in that, among other things, it omits material information needed by the Company’s public shareholders in order for them to make fully informed decisions as to whether or not they should tender their Lafarge North America shares into the Tender Offer. Specifically, the disclosures by defendants Lafarge S.A. and Efalar are inadequate because:
          a. They omit any current financial projections. The financial advisors used by Lafarge S.A. in connection with its making the Tender Offer, JPMorgan and BNP Paribas, relied on stale and highly questionable financial projections. Specifically, JPMorgan and BNP Paribas did not prepare an independent set of financial projections for Lafarge North America, but instead relied upon: (i) the Company’s 2006 Budget numbers; (ii) Lafarge S.A.’s own 2006 financial projections for the Company which is less than the Company’s own 2006 Budget numbers; and (iii) Lafarge S.A.’s pessimistic financial projections for the Company for 2007 based on a “sensitivity analysis” which assumes a severe erosion of conditions in the North American marketplace. Comparing the aforementioned numbers used by JPMorgan and BNP Paribas set forth in the Schedule TO/Offer to Purchase, on the one hand, to those of various analysts whose estimates concerning the Company were recently published, on the other hand, shows that Lafarge S.A.’s financial projections for the Company in 2006 and 2007, relied on by its financial advisors, are the lowest. Moreover, as disclosed in the Schedule TO/Offer to Purchase, the Company sent a letter to Lafarge S.A. on February 16, 2006, signed by defendant Rollier, advising it that the Company’s financial performance for 2006 would likely exceed the numbers in the 2006 budget, and that they were updating the projections in that budget. (See Offer to Purchase at page 27.) Therefore, the Company’s 2006 Budget numbers relied upon by Lafarge S.A.’s financial advisors in their analyses were stale by the time the Tender Offer was made and Lafarge S.A.’s more pessimistic 2006 projections for the Company were rendered even less credible. Similarly, according to a published report by Dundee Securities on February 22, 2006, Lafarge North America’s numbers publicly announced in a February 1, 2006 conference call were better than the guidance provided by Lafarge N.A., and therefore, were better than those projected by Lafarge S.A. In addition, continuing favorable conditions in North America, including higher prices and strong demand, are expected to generate earnings growth for Lafarge North America and its competitors, including Vulcan Materials Company (“Vulcan”) and Florida Rock Industries, Inc. (“Florida Rock”). Thus, the “sensitivity analysis” prepared by Lafarge S.A. relative to its 2007 projections for the Company, which assumes an erosion of conditions in the North American marketplace, relied on by its financial advisors is highly suspect as Dundee Securities recently concluded:

S.A.’s forecast for mild EBITDA growth is surprising given strong pricing and volumes in this high fixed/low variable cost industry. As well, other North American cement companies have openly forecasted higher cement demand and prices. In an environment of moderating energy prices, it could be a banner year for the industry. (Dundee Securities, 2/22/06.)
          b. The valuations in the Offer to Purchase generated by Lafarge S.A. and its financial advisors also misleadingly fail to disclose the Company’s recently improved financial results. For example, on January 31, 2006, Lafarge North America announced its Fourth Quarter and year-end 2005 financial results that included a 14% increase in net sales and a 27% increase in operating income from the same quarter of the prior year, with full-year sales up 15% and operating income up 18%. In this connection, in the January 31, 2006 announcement, the Company’s management was quoted as stating: “We are pleased with the strong finish of our cement segment, the solid pricing gains made in all of our product lines and the continued excellent performance of our gypsum business... We again delivered significant year-over-year earnings growth, despite the challenges posed by substantial energy cost increases and disparities across the markets we serve in North America.”
          c. The analyses of the financial advisors of Lafarge S.A. are also misleading, and flawed, because they rely on comparisons of Lafarge North America to European rather than North American companies. In the TO Schedule/Offer to Purchase, Lafarge S.A. and its financial advisors seem to go to great lengths to show that the Company is more comparable to European building materials companies than U.S. or North American companies. They fail to disclose, however, that, at least according to analysts, the Company has exposure to markets more similar to other U.S. and North American and not European peers. Furthermore, a comparison of the daily stock price returns for Lafarge North America to (a) the Bloomberg Europe Building Materials Index; and (b) the Bloomberg U.S. Building Materials Index indicates a much stronger correlation with the Company’s North American competitors. Similarly, an analyst from Dundee Securities also picked up on the discrepancy in assuming Lafarge North America deserves European company multiples.
The JP Morgan review highlights Lafarge’s lack of exposure to high growth North American markets. In our view, Lafarge NA’s footprint in Western Canada, where oil prices have triggered a surge in construction markets, is a positive. A major aggregate operation on Texada Island, B.C. shipping aggregate into the Californian market, addresses a growth market. A strong presence in the Chicago market, where a massive redevelopment of O’Hare airport is planned, is a good market.
In our opinion, Lafarge NA’s market, mainly in the interior of North America, are protected from imports. In a recession foreign imports can be a negative factor. (Dundee Securities, 2/22/06 analyst report.)
Thus, it appears that the comparables analysis set forth in the Offer to purchase was misleading in that U.S. rather than European multiples are more appropriate. Indeed, using an EV/EBITDA multiple of 8X (a U.S. industry multiple) results in an implied value per share in the $90 range.
          d. The Offer to Purchase (page 22) states that:
JPMorgan and BNP Paribas analyzed the Company’s geographic presence and noted that the Company had relatively limited presence in higher growth regions such as California, Florida and Texas (which had cumulative annual cement consumption growth rates (“CACCGR”) of 5.7%, 5.6% and 5.2%, respectively, between 1994 and 2004), with a larger proportion of its operations located in lower growth regions such as Michigan and Wisconsin (CACCGR of 2.1% and 2.0%, respectively, between 1994 and 2004) and Canada (CACCGR of 3.0% between 1993 and 2003).
The above-mentioned statements are misleading because defendants Lafarge S.A. and Efalar fail to disclose the positive aspects of the Company’s geographic presence such as the facts that (i) Lafarge North America’s presence in Western Canada, where oil prices have triggered a surge in construction markets, “is a positive” (Dundee Securities, 2/22/06 analyst report); (ii) a major aggregate operation on Texada Island, B.C. shipping aggregate into the California market addresses a growth market (id.); (iii) the Company has a strong presence in the Chicago market, which is “a good market” with significant upside potential (id); and (iv) the Company’s primary presence in the interior of North America is actually a significant plus-factor in that the interior market is protected from imports. (Id.)
          e. The analyses of Lafarge S. A.’ s financial advisors, in which they determine the Company is more comparable to European rather than US building material companies, and thus deserve lower multiples, is misleading. Such comparison fails to disclose the true reasons for the Company’s historically depressed multiples, namely, that by virtue of the fact that SA controls in excess of 50% of the shares, no other third party buyer would be interested, nor able, to make a bid for control of the Company. In an industry such as building materials, which is rapidly consolidating, this puts the Company’s shareholders at a disadvantage. The reason for the lower historical trading multiples has little to do with the Company’s prospects and everything to do with its capital structure. This is not explained by the financial advisors. Instead, it is a distortion seized upon by the financial advisors to artificially depress the valuation.
          f. They omit key information regarding the financial advisors’ precedent going-private transactions analysis. The TO Schedule/Offer to Purchase describes an analysis done by Lafarge S.A.’s financial advisors of the premiums paid in purported precedent going-private transactions by controlling shareholders. (See Offer to Purchase at pp. 22-23.) This analysis resulted in a wide range of premiums to the one-week prior price of 15% to 43%. The current Tender Offer is 17% (the extreme low range). While the table described in the Offer to Purchase purports to show implied premiums, there is no disclosure as to which specific transactions they considered. Indeed, Lafarge S.A./Efalar do not provide any details on these transactions such as who the targets were, or the multiples to sales, EBITDA, or earnings at which the transactions were priced. Without such details it is impossible to verify the conclusions reached in the analysis described in the TO Schedule/Offer to Purchase. However, a review of Mergerstat data on “going-private” transactions performed by plaintiffs’ consultants shows that from 1999 — 2005, the median premium price ultimately paid above the 1-week prior trading price was 35%. A 35% premium over Lafarge North America’s 1-week prior closing price of $64.00 indicates a fair premium value in excess of $86.00 per share. This summary reflects many more transactions than considered by Lafarge S.A.’s advisors.
          g. They omit any precedent industry transactions analysis. Lafarge S.A.’s advisors apparently did not prepare any analysis of the premiums or multiples paid in precedent industry transactions (at least none are disclosed in the TO Schedule/Offer to Purchase). This omission is important due to the fact that investors have no way of comparing the current offer to prices paid in recent transactions involving the Company’s competitors. Indeed, a recent analysis prepared by Dundee Securities demonstrates that the present Tender Offer is below multiples in recent precedent transactions. Moreover, a precedent industry transaction analysis done by plaintiffs’ consultants demonstrates that the median EV/EBIT and EV/EBITDA multiples paid for transactions announced between 2/1/00 — 2/1/06, were 12.1x and 8.8x, respectively. Applying these multiples to Lafarge North America’s 2005 EBIT and EBITDA results in an implied value of $86.00 - $90.00 per share.
          h. The statement in the Offer to Purchase that Lafarge S.A. and Efalar “believe that the Offer Price to be received by the unaffiliated shareholders of the Company pursuant to the [Tender] Offer and the Merger is fair to such unaffiliated shareholders” (Offer to Purchase at page 16), notwithstanding that the “Offer Price” is $75 per share and the Company’s stock currently trades at about $83 per share, is not credible. Notably, Lafarge S.A. and Efalar claim that the Offer Price is fair, but Lafarge S.A.’s financial advisors have not taken any position on the fairness of the price and have not provided any fairness opinion stating that they actually believe that $75 per share is a fair price to the Company’s minority shareholders. In this connection the Offer to Purchase acknowledges that:
Parent did not request, and JPMorgan and BNP Paribas did not provide, any opinion to Parent, the Company or to the Company’s shareholders as to the fairness of the Offer Price or any valuation of the Company for the purpose of assessing the fairness of the Offer Price. Had JPMorgan and BNP Paribas been requested to provide an opinion or recommend or provide support for a fair appropriate valuation of the Common Shares not held by Parent and its affiliates, the information, comparisons and analyses presented by JPMorgan and BNP Paribas in the discussion materials might have been different.
Id. at 18.
          i. The TO Schedule/Offer to Purchase also omits material information with respect to the fees to be paid to JPMorgan and BNP Paribas for their work in connection with the Tender Offer. In addition to acting as the financial advisor to Lafarge S.A. and providing it with valuations used in the Offer to Purchase to support Lafarge S.A.’s statement that the Offer Price is “fair,” JPMorgan and BNP Paribas have also entered into credit agreements with Lafarge S.A. These agreements contemplate that JPMorgan and BNP Paribas will provide financing to complete the Tender Offer and Merger for which they will be handsomely paid. While the TO Schedule/Offer to Purchase discloses that JPMorgan and BNP Paribas will be paid (U) 10.7 million (approximately $12.8 million) as Lafarge S.A.’s financial advisors, there is no disclosure regarding the additional compensation JPMorgan and BNP Paribas will receive for financing the Tender Offer and Merger.
     63. On March 6, 2006, the Company filed a Schedule 14D-9 form with the SEC in which it reported on actions taken to that point by the Special Committee, and identified transactions of certain directors and management that would be impacted by the Tender Offer.

Among other matters, the Schedule 14D-9 identified transactions of Lawrence M. Tanenbaum which were purported to have been reviewed and discussed by the other members of the Special Committee, who determined that notwithstanding his relationships with the Company, the Special Committee considers Mr. Tanenbaum as an outside director who is not affiliated with Lafarge S.A., and who is capable of serving as a member of the Special Committee.
     64. The Company further disclosed that it, its Canadian subsidiary and Lafarge S.A. are parties to three agreements concerning (1) the sharing of costs for research and development, strategic planning, human resources and communications activities, (2) marketing and technical assistance for the gypsum wallboard division and (3) the use of certain trademarks. Additionally, during 2005, the Company purchased products from Lafarge S.A. and certain of its affiliates for a total of $39.948 million, while making sales to Lafarge for a total of $3.936 million. The Schedule 14D-9 further confirmed that Lafarge N.A. directors Collomb, Kasriel, Lafont and Rose are also directors of Lafarge S.A., and disclosed that directors Collomb, Kasriel, Lafont, Murdoch, Redfern, Rollier, Rose, Calabrese and Lechene own stock in both Lafarge N.A. and either shares and/or vested options for shares in Lafarge S.A.
     65. The Schedule 14D-9 filed March 6, 2006, stated as follows with respect to the Tender Offer:
The Special Committee requests that stockholders of the Company take no action and not tender their shares of common stock with respect to the Offer at the current time, and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised stockholders of its position or recommendation, if any, with respect to the Offer. The Special Committee is unable to take a position with respect to the Offer at the current time, because it has not yet had sufficient time to complete a full and deliberate review and evaluation of the material terms and provision of the Offer, including the prospects and value of the Company, with the Special Committee’s financial, legal and other advisors and the Company’s management sufficient to enable the Special Committee to take an informed position with respect to the Offer .... In connection with the continued review and evaluation of the Offer, the Special

Committee has requested of Lafarge S.A., and Lafarge S.A. has agreed, to extend the expiration date of the Offer (which also represents the earliest time at which Lafarge S.A. would be permitted to accept shares under the Offer) by a minimum of two weeks, from 12:00 midnight, New York City time, on March 20, 2006 to no earlier than 12:00 midnight, New York City time, on April 3, 2006.
     66. The Schedule 14D-9 further disclosed a more detailed chronology of the correspondence sent and received by representatives of the Special Committee, and at least certain of the meetings held by the Special Committee. It further disclosed that the members of the Special Committee are each being paid $45,000 plus $2,000 for each meeting they attend as members of the Special Committee; that the Chair of the Special Committee, Marchall A. Cohen, is being paid an additional $30,000; and certain aspects of the retention of Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) by the Special Committee, including certain details of its fee structure, which include:
a.	A transaction fee of $4.5 million to be paid by the Company if Lafarge S.A. consummates any acquisition of a majority of the shares of the Company not beneficially owned by Lafarge S.A. or its affiliates;

b.	A one-time opinion fee of $0.5 million if Merrill Lynch renders to the Special Committee any opinion with regard to the inadequacy or fairness, from a financial point of view, of the consideration to be received pursuant to the Offer;

c.	An incentive fee based on the ultimate offer price payable in the Offer in excess of $80 per share (without details of the basis of the incentive fee); and

d.	A “go away” fee of $3 million payable if Lafarge S.A. withdraws its Offer or if the Offer is terminated or expires.
     67. As a result of the actions of defendants, plaintiffs and the other members of the Class will be damaged in that: they will be required to make a decision on the Tender Offer based on materially false and misleading information; and they have not and will not receive their fair proportion of the value of Lafarge North America’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Lafarge North America’s common stock.
     68. Plaintiffs and the Class will suffer irreparable damage unless Lafarge S.A. and Efalar are enjoined from pursuing the Tender Offer.
     69. Plaintiffs have no adequate remedy at law.
WHEREFORE, plaintiffs demand judgment as follows:
     (1) declaring this to be a proper class action and certifying plaintiffs as the Class representatives and plaintiffs’ counsel as class counsel;
     (2) enjoining, preliminarily and permanently, the Tender Offer complained of herein;
     (3) causing Lafarge S.A. and Efalar to issue a supplemental Schedule TO, including a supplemental Offer to Purchase, to correct the previously materially misleading Schedule TO and Offer to Purchase filed with the SEC;
     (4) to the extent, if any, that the Tender Offer is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding the Class rescissory damages;
     (5) directing that defendants pay to plaintiffs and the other members of the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;
     (6) awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and expert(s); and

     (7) granting such other further relief as the Court may deem just and proper.

/s/ Daniel S. Katz
John B. Isbister
Daniel S. Katz Tydings & Rosenberg LLP 100 East Pratt Street, 26th Floor Baltimore, MD 21202 Telephone: (410) 752-9700 Fax: (410) 752-5460 Attorneys for Plaintiffs

OF COUNSEL:
Leonard Barrack
Jeffrey W. Golan
William J. Ban
BARRACK RODOS & BACINE
3300 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
Tel: (215) 963-0600
Fax: (215) 963-0838
Counsel for City of Philadelphia
Board of Pensions and Investment
Robert M. Kornreich
Chet B. Waldman
Carl L. Stine
WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
Tel: (212) 759-4600
Fax: (212) 486-2093
Counsel for Plaintiffs Local 66 Trust
Funds and Kenneth Amron

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